UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Tivity Health, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88870R102
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88870R102

1	NAME OF REPORTING PERSON North Tide Capital Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,750,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88870R102

1	NAME OF REPORTING PERSON NTC Special Opportunities I Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 250,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88870R102

1	NAME OF REPORTING PERSON North Tide Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,500,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 88870R102

1	NAME OF REPORTING PERSON Conan J. Laughlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,051
	8	SHARED VOTING POWER 2,500,000
	9	SOLE DISPOSITIVE POWER 9,051
	10	SHARED DISPOSITIVE POWER 2,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,509,051
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP NO. 88870R102

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Shares”), of Tivity Health, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 701 Cool Springs Boulevard, Franklin, TN  37067.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed by:

(i)	North Tide Capital Master, LP, a limited partnership organized under the laws of the Cayman Islands (“Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	NTC Special Opportunities I Master, LP, a limited partnership organized under the laws of the Cayman Islands (“Opportunities Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	North Tide Capital, LLC, a Massachusetts limited liability company (“North Tide”), as the investment manager of Master Fund, Opportunities Fund and of a certain managed account (the “Account”); and

(iv)	Conan J. Laughlin, as the Manager of North Tide.

Each of the foregoing is referred to as a “Reporting Person” and collectively, as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Master Fund, Opportunities Fund, North Tide and Mr. Laughlin is 500 Boylston Street, Suite 1860, Boston, Massachusetts 02116.

(c)           The principal business of Master Fund is serving as a private investment fund. Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The principal business of Opportunities Fund is investing in securities. North Tide provides investment advisory and management services and acts as the investment manager of Master Fund, Opportunities Fund and the Account.  Mr. Laughlin’s principal occupation is serving as the Manager of North Tide.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 88870R102

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Master Fund is organized under the laws of the Cayman Islands. Opportunities Fund is organized under the laws of the Cayman Islands. North Tide is organized under the laws of the State of Massachusetts.  Mr. Laughlin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Master Fund, Opportunities Fund and North Tide through the Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 1,750,000 Shares beneficially owned by Master Fund is approximately $23,555,000, excluding brokerage commissions.  The aggregate purchase price of the 250,000 Shares beneficially owned by Opportunities Fund is approximately $6,255,000, excluding brokerage commissions. The aggregate purchase price of the 500,000 Shares held in the Account is approximately $10,885,000, excluding brokerage commissions.

The 9,051 Shares beneficially owned by Mr. Laughlin represent (i)7,500 Shares underlying stock options that are currently exercisable and (ii) 1,551 Shares1 underlying restricted stock units that have vested, which were granted to Mr. Laughlin in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 1, 2017, the Reporting Persons sold 2 million Shares of the Issuer in a block sale with a broker transaction. The Reporting Persons have undertaken the sales reported in this Amendment No. 7 to the Schedule 13D in large part to effectuate a rebalancing of North Tide’s portfolio in light of the significant appreciation in the Issuer’s stock price over the past year. The Reporting Persons continue to own a meaningful position of approximately 2.5 million Shares of the Issuer. Conan Laughlin, founder and portfolio manager of North Tide, was elected to the Issuer’s (formerly Healthways, Inc.) Board of Directors (the “Board”) in June 2014. He remains actively engaged as a director and Chair of the Compensation Committee of the Board and intends to stand for re-election to the Board at the Issuer’s Annual Meeting to be held in May 2017.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,933,580 Shares outstanding, as of December 31, 2016, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on February 23, 2017.

1Fractional amounts have been rounded to the nearest whole number.

CUSIP NO. 88870R102

A.	Master Fund

(a)	As of the close of business on March 1, 2017, Master Fund beneficially owned 1,750,000 Shares.

Percentage: Approximately 4.5%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,750,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,750,000

(c)	The transactions in the Shares by Master Fund during the past sixty days are set forth in Schedule A and are incorporated by reference herein.

B.	Opportunities Fund

(a)	As of the close of business on March 1, 2017, Opportunities Fund beneficially owned 250,000 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 250,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 250,000

(c)	Opportunities Fund has not entered into any transactions in the Shares during the past sixty days.

C.	North Tide

(a)
North Tide, as the investment manager of each of Master Fund, Opportunities Fund and the Account, may be deemed the beneficial owner of the (i) 1,750,000 Shares owned by Master Fund; (ii) 250,000 Shares owned by Opportunities Fund; and (iii) 500,000 Shares held in the Account as of the close of business on March 1, 2017.

Percentage: Approximately 6.4%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,500,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,500,000

(c)	The transactions in the Shares by North Tide through the Account and on behalf of Master Fund during the past sixty days are set forth in Schedule A and are incorporated by reference herein.

CUSIP NO. 88870R102

D.	Mr. Laughlin

(a)
As of the close of business on March 1, 2017, Mr. Laughlin beneficially owned 9,051 Shares.  Mr. Laughlin, as the Manager of North Tide, may be deemed the beneficial owner of the (i) 1,750,000 Shares owned by Master Fund; (ii) 250,000 Shares owned by Opportunities Fund; and (iii) 500,000 Shares owned by the Account as of the close of business on March 1, 2017.

Percentage: Approximately 6.4%.

(b)	1. Sole power to vote or direct vote: 9,051
2. Shared power to vote or direct vote: 2,500,000
3. Sole power to dispose or direct the disposition: 9,051
4. Shared power to dispose or direct the disposition: 2,500,000

(c)
Mr. Laughlin has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Master Fund and through the Account during the past sixty days are set forth in Schedule A and are incorporated by reference herein.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 hereby amended to add the following:

On March 1, 2017 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among North Tide Capital Master, LP, NTC Special Opportunities I Master, LP, North Tide Capital, LLC, and Conan J. Laughlin, dated March 1, 2017.

CUSIP NO. 88870R102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2017	North Tide Capital Master, LP

	By:	North Tide Capital GP, LLC its General Partner

	By:	/s/ Conan J. Laughlin
		Name:	Conan J. Laughlin
		Title:	Manager

NTC Special Opportunities I Master, LP

By:	North Tide Capital GP, LLC its General Partner

By:	/s/ Conan J. Laughlin
	Name:	Conan J. Laughlin
	Title:	Manager

North Tide Capital, LLC

By:	/s/ Conan J. Laughlin
	Name:	Conan J. Laughlin
	Title:	Manager

/s/ Conan J. Laughlin
Conan J. Laughlin

CUSIP NO. 88870R102

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

NORTH TIDE CAPITAL MASTER, LP

(1,750,000)*	$28.30	03/01/2017

NORTH TIDE CAPITAL, LLC
(Through the Account)

(250,000)*	$28.30	03/01/2017

* Privately negotiated transaction.